                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                          BIRMINGHAM STEEL CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    091250100
                                 (CUSIP Number)

                               Gene T. Price, Esq.
                                Burr & Forman LLP
                           Suite 3100 SouthTrust Tower
                           420 North Twentieth Street
                              Birmingham, AL 35203
                                 (205) 251-3000
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                February 7, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 091250100

         1.       Name of Reporting Person:  The United Company
                                             IRS Identification No. 54-1120913

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [ ]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  AF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       Virginia


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:                0


         8.       Shared Voting Power:      1,825,400


         9.       Sole Dispositive Power:           0


         10.      Shared Dispositive Power: 1,825,400


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     1,825,400


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [ ]


         13.      Percent of Class Represented by Amount in Row (11):  6.1%

         14.      Type of Reporting Person:          HC

CUSIP No. 091250100

         1.       Name of Reporting Person:   United Management Company LLC
                                              IRS Identification No. 54-1884068

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [ ]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  AF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       Delaware


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:                0


         8.       Shared Voting Power:      1,962,200


         9.       Sole Dispositive Power:           0


         10.      Shared Dispositive Power: 1,962,200


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     1,962,200


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11): 6.6%


         14.      Type of Reporting Person:          OO

CUSIP No. 091250100

         1.       Name of Reporting Person:   United Opportunities Fund, LLC
                                              IRS Identification No. 54-1886995

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [ ]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:   OO


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:        Delaware


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:                0


         8.       Shared Voting Power:      1,635,300


         9.       Sole Dispositive Power:           0


         10.      Shared Dispositive Power: 1,635,300


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     1,635,300


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11): 5.5%


         14.      Type of Reporting Person:          OO

CUSIP No. 091250100

         1.       Name of Reporting Person:   The Summit Fund, LLC
                                              IRS Identification No. 54-1897775

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [ ]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  OO


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       Delaware


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:              0


         8.       Shared Voting Power:      190,100


         9.       Sole Dispositive Power:         0


         10.      Shared Dispositive Power: 190,100


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     190,100


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [  ]


         13.      Percent of Class Represented by Amount in Row (11):  0.6%


         14.      Type of Reporting Person:          OO

CUSIP No. 091250100

         1.       Name of Reporting Person: UC Investment Trust
                                            IRS Identification No. 54-1901936

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [ ]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  OO


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       Ohio


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:             0


         8.       Shared Voting Power:      90,800


         9.       Sole Dispositive Power:        0


         10.      Shared Dispositive Power: 90,800


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:    90,800


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11):  0.3%


         14.      Type of Reporting Person:      OO

CUSIP No. 091250100

         1.       Name of Reporting Person: Nicholas D. Street

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [ ]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  PF; AF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       United States


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:           10,000


         8.       Shared Voting Power:      1,966,200


         9.       Sole Dispositive Power:      10,000


         10.      Shared Dispositive Power: 1,966,200


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     1,966,200


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11):   6.6%


         14.      Type of Reporting Person:          IN

CUSIP No. 091250100

         1.       Name of Reporting Person:  James W. McGlothlin

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [ ]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  AF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       United States


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:            6,500


         8.       Shared Voting Power:      1,987,200


         9.       Sole Dispositive Power:       6,500


         10.      Shared Dispositive Power: 1,987,200


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     1,987,200


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11):  6.7%


         14.      Type of Reporting Person:          IN

                             13D - AMENDMENT NO. 6

         The undersigned hereby amend their Schedule 13D Statement dated
July 29, 1999, as amended by Amendment No. 1 dated August 16, 1999, as amended by Amendment No. 2 dated August 24, 1999, as amended by Amendment No. 3 dated September 10, 1999, as amended by Amendment No. 4 dated September 21, 1999, as further amended by Amendment No. 5 dated December 3, 1999 (the "Schedule 13D"), relating to the common stock, par value $.01 per share, of Birmingham Steel Corporation as set forth herein. Unless otherwise indicated, all defined terms used herein shall have the meaning ascribed to them in the Schedule 13D.


ITEM 1.  SECURITY AND ISSUER

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby deleted in its entirety and restated as follows:

         (a)-(c) and (f).  The persons filing this statement are as follows:


                                                                   Principal Business/Residence
                      Name                                                  Address
                      ----                                                  -------
1.       The United Company,                                          1005 Glenway Avenue
         a Virginia corporation                                       Bristol, Virginia 24203

2.       United Management Company, LLC,                              1005 Glenway Avenue
         a Delaware limited liability company                         Bristol, Virginia 24203

3.       United Opportunities Fund, LLC,                              1005 Glenway Avenue
         a Delaware limited liability company                         Bristol, Virginia 24203

4.       The Summit Fund, LLC,                                        1005 Glenway Avenue
         a Delaware limited liability company                         Bristol, Virginia 24203

5.       UC Investment Trust,                                         1005 Glenway Avenue
         an Ohio business trust                                       Bristol, Virginia 24203

6.       Nicholas D. Street,                                          1005 Glenway Avenue
         a citizen of the United States                               Bristol, Virginia 24203

7.       James W. McGlothlin,                                         1005 Glenway Avenue
         a citizen of the United States                               Bristol, Virginia 24203

         The above-named persons are sometimes collectively referred to herein as the "Reporting Persons".

         Nicholas D. Street ("Street") and James W. McGlothlin ("McGlothlin") directly or indirectly control the following entities (collectively, the "United Entities"):

         1.       The United Company

                  Street and McGlothlin wholly own The United Company ("United Company") with each of them owning fifty percent (50%) of the outstanding common stock of United Company.

                  United Company is primarily engaged in the business of financial services and also invests in or has operations in oil and gas, real estate and golf development, cogeneration, and construction supply and distribution. Street is vice president, secretary, and a director of United Company. McGlothlin is president, chief executive officer, treasurer, and chairman of the board of directors of United Company. Lois A. Clarke ("Clarke") is executive vice president and chief financial officer of United Company. Wayne
L. Bell ("Bell) is executive vice president and general counsel and Ted G. Wood ("Wood") is president of operations.

         2.       United Management Company, LLC

                  Street and McGlothlin are the controlling owners of United Management Company, LLC ("Management Company") with each of them owning a forty-seven and one-half percent (47.5%) ownership interest in Management Company. Management Company's principal business is investing in securities and managing investments for third parties. Management Company is managed by a Board of Managers consisting of Street, McGlothlin, Clarke, Bell, and Wood. Executive officers of Management Company are as follows: (a) Clarke - president, (b) Street - secretary and treasurer, (c) Jimmy D. Viers ("Viers") - executive vice president, (d) Ronald E. Oliver ("Oliver") - executive vice president and assistant treasurer, and (e) Steven Layfield ("Layfield") - vice president and secretary.

         3.       United Opportunities Fund, LLC and The Summit Fund, LLC

                  Street and McGlothlin indirectly control the United Opportunities Fund, LLC ("UO Fund") and The Summit Fund, LLC ("Summit Fund") by virtue of their direct control of United Company, the principal owner of the UO Fund and Summit Fund, and by their direct control of Management Company, the managing member of both UO Fund and Summit Fund. UO Fund and Summit Fund are privately held investment funds. United Company owns approximately seventy-six percent (76%) of UO Fund and ninety-nine percent (99%) of Summit Fund. Management Company owns one percent (1%) of both UO Fund and Summit Fund in its managing member capacity.

         4.       UC Investment Trust

         UC Investment Trust ("UCI Trust"), an open-end management investment company organized as an Ohio business trust, operates a publicly traded mutual fund (the "Fund"). The UCI Trust has a Board of Trustees that supervises the business activities of the Trust. Mr. McGlothlin serves on the Board of Trustees. Other members of the Board of Trustees, their residence or business address and their occupations are set forth on Exhibit A hereto, which is incorporated herein by reference.

         By a majority vote of independent Trustees, the Board of Trustees has retained the Management Company to manage the Fund's investments. By virtue of their controlling ownership of the Management Company, Street and McGlothlin may be deemed beneficial owners of the Shares held by the UCI Trust. However, Street and McGlothlin do not directly participate in the daily investment decisions of the Fund.

         McGlothlin and Street are principally employed by United Company and its affiliates in the capacities listed above. Clarke, Bell, Wood, Viers, Oliver, and Layfield are citizens of the United States principally employed by Management Company and/or United Company in the above stated capacities at the principal office addresses shown in Item 2 for such entities.

         (d) and (e). Neither the Reporting Persons nor any executive officer, director, or manager of the Reporting Persons has, during the past five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby deleted in its entirety and restated as follows:

         UO Fund and Summit Fund used approximately $11,124,512 and $2,201,085, respectively, of funds available for investment to purchase their Shares. UCI Trust used approximately $523,162 of funds available for investment in order to purchase Shares held by the UCI Fund. Management Company used approximately $279,913 of funds available for investment in discretionary investment accounts of its clients in order to purchase Shares for such clients. Street used approximately $70,403 of personal funds to purchase the Shares he owns directly.



ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby deleted in its entirety and restated as follows:

         The purpose of this filing is to report the dissolution and disbandment of the United Company Shareholder Group. The United Company Shareholder Group (the "United Group") a group of the Issuer's shareholders owning approximately eight percent (8%) of the Issuer's Shares, initiated a proxy contest in July 1999 to replace the Issuer's Board of Directors and Chief Executive Officer. The United Group filed a Schedule 13D with the United States Securities and Exchange Commission on July 29, 1999 reporting its status as a "group" within the meaning of Rule 13d-5 promulgated under the Securities and Exchange Act of 1934 (the "Act") and announcing its intentions to conduct the proxy fight.

         On December 2, 1999, the Issuer and members of the United Group entered into a Settlement Agreement evidencing their agreement to settle the proxy contest. On December 2, 1999, pursuant to the Settlement Agreement, the Board of Directors of the Issuer was reconstituted to consist of twelve directors, nine persons previously designated by the United Group in its proxy solicitation and three holdovers from the previous Board. The former include John D. Correnti, James A. Todd, Jr., James W. McGlothlin, Donna M. Alvarado, Robert M. Gerrity, Alvin R. Carpenter, Robert M. Spilman, Jerry E. Dempsey, and Steven R. Berrard. The latter include C. Stephen Clegg, Richard de J. Osborne and Robert D. Kennedy. The new Board held a meeting on December 2, 1999 and elected John D. Correnti as the Issuer's Chairman and Chief Executive Officer. Mr. Kennedy subsequently resigned from the new Board on January 27, 2000.

         Since the purpose for the formation of the United Group has been fulfilled, in that, the Board of Directors and Chief Executive Officer have been replaced with the United Group's nominees and an orderly transition of management has occurred, the United Group hereby dissolves its previously proclaimed status as a "group" as defined in Rule 13d-5 of the Act. All individuals and entities previously comprising the United Group now hold their Shares individually and for investment purposes.

         Upon dissolution of the United Group, McGlothlin and Street may be deemed beneficial owners of more than five percent (5%) of the Issuer's Shares through their control of the United Entities. In addition to dissolving the United Group, this Amendment will serve to satisfy the reporting requirements of McGlothlin, Street, and the United Entities under Rule 13d-1 of the Act.

         From time to time McGlothlin, Street, and the United Entities may acquire additional Shares or dispose of Shares through open market or privately negotiated transactions depending on existing market and economic conditions. Except as specified in this Item 4, McGlothlin, Street, and the United Entities have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby deleted in its entirety and restated as follows:

         (a) and (b). In aggregate, Street may be deemed the beneficial owner of 1,976,200 Shares, constituting approximately 6.6% of the total outstanding Shares of the Issuer (based upon the number of Shares reported to be outstanding in the Issuer's Proxy Statement dated December 7, 1999).

         In aggregate, McGlothlin may be deemed the beneficial owner of 1,993,700 Shares, constituting approximately 6.7% of the total outstanding Shares.

         The basis upon which beneficial ownership for Street and McGlothlin is calculated is set forth as follows:

         (1) Street and McGlothlin, by reason of their control of the United Entities, share with each other voting and disposition powers of the Shares owned by the following members of the United Entities and may be deemed beneficial owners of such Shares:

                                                                     % of Total
                Entity               Number of Shares            Shares Outstanding
                ------               ----------------            ------------------
                UO Fund                  1,635,300                       5.5%
              Summit Fund                 190,100                        0.6%
               UCI Trust                  90,800                         0.3%

         Because of their record ownership, each of the United Entities listed in the above table may be deemed to share beneficial ownership of the Shares with Street and McGlothlin.

         (2) Management Company is the beneficial owner of 46,000 Shares which are held in certain individual discretionary investment accounts managed by Management Company. Management Company has sole voting and disposition power over the Shares held in these discretionary investment accounts. By virtue of their control of Management Company, Street and McGlothlin share with each other voting and disposition powers over these 46,000 Shares and may be deemed beneficial owners of such Shares, which constitute 0.1% of the total Shares outstanding.

         (3) Street is the direct beneficial owner of 10,000 Shares. Street has sole voting and disposition power for these 10,000 Shares. Street may be deemed to beneficially own 2,000 Shares owned directly by his wife, Fay H. Street ("FH Street"), and 2,000 Shares owned directly by his minor daughter, Lauren Street ("L. Street"). Such Shares together constitute less than one tenth of one percent of the outstanding Shares. FH Street and L. Street are citizens of the United States and are not presently employed. The residence address for both FH Street and L. Street is 101 Lick Branch Road, Bristol, Tennessee 37620. McGlothlin is the direct beneficial owner of 6,500 Shares, including options for 5,000 Shares at a strike price of $6.3125 granted to McGlothlin by the Issuer pursuant to the Issuer's Director Stock Option Plan. Such options are fully exercisable on December 17, 2000. McGlothlin may be deemed the beneficial owner of 25,000 Shares owned directly by his wife, Frances McGlothlin ("F. McGlothlin"), which constitute less than one tenth of one percent of the total Shares outstanding. F. McGlothlin is a citizen of the United States and employed as an executive assistant with United Company at its principal office address.

         (c) The following table sets forth all transactions with respect to the Issuer's Shares effected during the past sixty days by each of the Reporting Persons. Each transaction set forth below reflects a purchase or sale effected by means of open market transactions on the New York Stock Exchange unless otherwise indicated.


REPORTING                 TRADE DATE   TYPE OF        # OF SHARES      PRICE PER
 PERSON                                TRANSACTION                       SHARE ($)

Management Company(1)     12/22/99     Sale              2,000           5.875
Management Company(1)     1/24/00      Purchase         10,000           4.6875
James W. McGlothlin(2)    12/17/99     Stock Grant       1,500           6.3125
James W. McGlothlin(3)    12/17/99     Option Grant      5,000           6.3125

(1) Represents Shares purchased by Management Company on behalf of discretionary account clients.

(2) Represents Shares awarded to Mr. McGlothlin by the Issuer as his annual retainer fee for serving as a director of the Issuer.

(3) Represents options granted to Mr. McGlothlin by the Issuer pursuant to the Issuer's Director Stock Option Plan. These options fully vest on December 17, 2000, one year from the grant date of the options.

         (d) Management Company does not have any economic or pecuniary interest in the Shares held in discretionary accounts on behalf of its clients. The clients are the actual owners of the Shares and have the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of Shares in such accounts. UCI Trust and Management Company have no economic or pecuniary interest in the Shares held by the UCI Fund. The mutual fund shareholders are the actual owners of the Shares and have the sole right to receive and sole power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

         (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby deleted in its entirety and restated as follows:

         The powers of disposition and voting of Management Company with respect to Shares owned beneficially by it on behalf of its discretionary account clients are held pursuant to written Investment Management Agreements (the "Discretionary Account Agreements") with such clients. Under the terms of the Discretionary Account Agreements, Management Company is granted the sole power to vote and actively trade securities held in the discretionary investment accounts. The disposition power of Management Company, with respect to Shares owned beneficially by it through its management of the UCI Fund, is held pursuant to a written Advisory Agreement (the "UCI Advisory Agreement") between Management Company and UCI Trust.

Under the terms of the UCI Advisory Agreement, Management Company has the sole power to trade securities held by the UCI Fund. The UCI Advisory Agreement was originally executed by United Investment Corporation ("UI Corporation"). UI Corporation was reorganized into Management Company in 1998 and Management Company succeeded to the rights and obligations of UI Corporation under the UCI Advisory Agreement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Exhibit A:      Board of Trustees of UCI Trust

    Exhibit B:      Management Company's Standard Investment Management
                    Agreement with Discretionary Investment Account Clients

    Exhibit C:      Advisory Agreement between Management Company and UCI Trust

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 7, 2000

                               THE UNITED COMPANY

                               By: /s/  James W. McGlothlin
                                   --------------------------------------------
                                        James W. McGlothlin
                                        President

                               UNITED MANAGEMENT COMPANY, LLC

                               By: /s/  Lois A. Clarke
                                   --------------------------------------------
                                        Lois A. Clarke
                                        President and Managing Director

                               UNITED OPPORTUNITIES FUND, LLC
                               By:      United Management Company, LLC
                                        Its Managing Member

                                        By: /s/  Lois A. Clarke
                                            -----------------------------------
                                                 Lois A. Clarke
                                                 President and Managing

                               THE SUMMIT FUND, LLC
                               By:      United Management Company, LLC
                                        Its Managing Member

                                        By: /s/  Lois A. Clarke
                                            -----------------------------------
                                                 Lois A. Clarke
                                                 President and Managing
                                                 Director

                               UC INVESTMENT TRUST

                               By: /s/  Lois A. Clarke
                                   --------------------------------------------
                                        Lois A. Clarke
                                        President

                                   /s/ Nicholas D. Street
                                   --------------------------------------------
                                   Nicholas D. Street


                                   /s/ James W. McGlothlin
                                   --------------------------------------------
                                   James W. McGlothlin


                                   /s/ Lois A. Clarke
                                   --------------------------------------------
                                   Lois A. Clarke


                                   /s/ James A. Todd, Jr.
                                   --------------------------------------------
                                   James A. Todd, Jr.


                                   /s/ Mark A. Todd
                                   --------------------------------------------
                                   Mark A. Todd


                                   /s/ John D. Correnti
                                   --------------------------------------------
                                   John D. Correnti


                                   /s/ Paul Ekberg
                                   --------------------------------------------
                                   Paul Ekberg